SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File No. 000-30769

                 Form 10-KSB for Period Ended: December 31, 2000

PART - I - Registrant Information


                  TRIDENT SYSTEMS INTERNATIONAL INC
          (Exact name of Registrant as specified in Charter)

180 Newport Center Drive, Suite 100, Newport Beach CA             92660
     (Address of Principal Executive Offices)                   (Zip Code)

                           (949) 644-2454
           Registrant's Telephone Number, including Area Code


PART II - Rules 12-b25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

X       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X       (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below, in reasonable detail, the reasons why Form 10-K and form 10-KSB, 20-F, 1-K, 10-Q, and Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The report on Form 10-KSB will be filed on or before April 16, 2001.

     The Company has recently undergone a change in management and has acquired 3 companies. The new management is evaluating the financial statements for the year ended December 31, 2000 as prepared by previous management for the purpose of determining the accuracy of previous management's estimates and reports of the value of balance sheet items. As well management is evaluating the impact of the acquisitions on the past and current financial statements of the company. The effect of this evaluation will likely be major modifications to the audited financial statements of the Company. Current management does not believe it can complete this evaluation and adequately disclose the financial statement impact of these items prior to the deadline for filing the report.


As a result of the foregoing, the fiscal year end December 31, 2000 annual audit of Trident Systems International, Inc. is not yet completed and cannot be completed by the required filing date without unreasonable cost and effort.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

                Alan Sporn (949) 643-8585

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  Yes

         (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be effected by the earnings statements to be included in the subject report or portion thereof?

                No

Trident Systems International, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated: March 27, 2001        Trident Systems International, Inc.


                                           /s/Alan Sporn/s/
                                           -----------------
                                           Alan Sporn, President